UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS

AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE

ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended December 31, 2001

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from                          to

COMMERCESOUTH, INC.

(Exact name of registrant as specified in its chapter)

Delaware	0-29422	63-0989868
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

224 East Broad Street Eufaula, AL 36027		36027
(Address of principal executive offices)		(Zip Code)

Registrant’s telephone number, including area code 334-687-3581

Eufaula BancCorp, Inc.

(Former name or former address, if changed since last report)

EUFAULA BANCCORP, INC.

RETIREMENT PLAN

FINANCIAL REPORT

DECEMBER 31, 2001

EUFAULA BANCCORP, INC.

RETIREMENT PLAN

FINANCIAL REPORT

DECEMBER 31, 2001

INDEPENDENT AUDITOR’S REPORT

ON THE FINANCIAL STATEMENTS

To the Board of Trustees

Eufaula BancCorp, Inc. Retirement Plan

Eufaula, Alabama

We have audited the accompanying statement of net assets available for benefits of Eufaula BancCorp, Inc. Retirement Plan as of December 31, 2001 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Eufaula BancCorp, Inc. Retirement Plan as of December 31, 2001 and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

We have compiled the accompanying statement of net assets available for benefits of Eufaula BancCorp, Inc. Retirement Plan as of December 31, 2000 in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants.

A compilation is limited to presenting information that is the representation of management in the form of a financial statement. We have not audited or reviewed the accompanying statement of net assets available for benefits as of December 31, 2000 and, accordingly, do not express an opinion or any other form of assurance on it.

Our audit of the 2001 financial statements was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) and reportable transactions as of or for the year ended December 31, 2001, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the United States Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/    MAULDIN & JENKINS, LLC

Atlanta, Georgia

October 15, 2002

EUFAULA BANCCORP, INC.

RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2001 AND 2000

	2001			2000
	Allocated	Unallocated	Total	Allocated	Unallocated	Total
ASSETS
Investments:
Investments at fair value (Note 6)	$806,669	$—	$806,669	$597,327	$—	$597,327
Investments in sponsor company common stock, at fair value	431,561	411,944	843,505	236,333	—	236,333
Cash and cash equivalents	32,520	5,459	37,979	204,816	—	204,816

	1,270,750	417,403	1,688,153	1,038,476	—	1,038,476
Receivables:
Employer contributions	—	132,370	132,370	—	—	—
Dividends and interest	—	1,669	1,669	—	—	—

Total assets	1,270,750	551,442	1,822,192	1,038,476	—	1,038,476

LIABILITIES
Interest payable	—	4,700	4,700	—	—	—
Loan payable	—	456,800	456,800	—	—	—

Total liabilities	—	461,500	461,500	—	—	—

NET ASSETS AVAILABLE FOR BENEFITS	$1,270,750	$89,942	$1,360,692	$1,038,476	$—	$1,038,476

See Notes to Financial Statements.

EUFAULA BANCCORP, INC.

RETIREMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS

AVAILABLE FOR BENEFITS

YEAR ENDED DECEMBER 31, 2001

	Allocated	Unallocated	Total
Additions to (deductions from) net assets attributed to:
Investment income
Net appreciation (depreciation) in fair value of investments (Note 6)	$53,531	$(40,505)	$13,026
Interest and dividends	20,294	4,129	24,423

	73,825	(36,376)	37,449

Contributions (Note 2)
Employers	90,517	132,370	222,887
Employees	146,005	—	146,005
Other	2,323	—	2,323

	238,845	132,370	371,215

	312,670	95,994	408,664

Deductions from net assets attributed to:
Interest expense	—	5,858	5,858
Benefits paid to participants	76,101	—	76,101
Administrative expenses	4,295	194	4,489

	80,396	6,052	86,448

Net increase	232,274	89,942	322,216
Net assets available for benefits:
Beginning of year	1,038,476	—	1,038,476

End of year	$1,270,750	$89,942	$1,360,692

See Notes to Financial Statements.

EUFAULA BANCCORP, INC.

RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1. SIGNIFICANT ACCOUNTING POLICIES

The Plan’s significant accounting policies are as follows:

Basis of accounting:

The financial statements of Eufaula BancCorp, Inc. Retirement Plan are prepared under the accrual method of accounting.

Investment valuation:

The Plan’s investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date.

Cash and cash equivalents:

Cash and cash equivalents consist of highly liquid investments with a maturity of three months or less when purchased.

Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires the trustees to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Payment of benefits:

Benefits are recorded when paid.

NOTES TO FINANCIAL STATEMENTS

NOTE 2. PLAN DESCRIPTION

The following brief description of the Eufaula BancCorp, Inc. Retirement Plan is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General:

The Eufaula BancCorp, Inc. (“The Company”) established the Eufaula BancCorp, Inc. Retirement Plan, a profit sharing plan, effective January 1, 1986. As of January 1, 2001, the Plan was amended and restated to include a leveraged employee stock ownership plan feature which is designed to comply with Section 4975(e)(7) and the regulations thereunder of the Internal Revenue Code of 1986, as amended and is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended. The Plan is a defined contribution plan covering all employees of the Company who have completed four months of service.

The Plan purchased Company common shares using the proceeds of a bank borrowing (see Note 8) guaranteed by the Company, and holds the stock in a trust established under the Plan. The borrowing is to be repaid over a period of eight years by fully deductible Company contributions to the trust fund. As the Plan makes each payment of principal, an appropriate percentage of stock will be allocated to eligible employees’ accounts in accordance with applicable regulations under the Code.

The borrowing is collateralized by the unallocated shares of stock and is guaranteed by the Company. The lender has no rights against shares once they are allocated under the ESOP. Accordingly, the financial statements of the Plan for the years 2001 and 2000 present separately the assets and liabilities and changes therein pertaining to the accounts of employees with vested rights in allocated stock and stock not yet allocated.

Eligibility:

Employees of the Company are generally eligible to participate in the Plan after four months of service.

Contributions:

Participants may elect to defer a percentage of their compensation up to the dollar limit set by law. The Company’s matching contribution is equal to 100% of the first 3% of the participant’s compensation and 50% of the next 2% up to 5% of the compensation deferred.

NOTES TO FINANCIAL STATEMENTS

NOTE 2. PLAN DESCRIPTION (Continued)

Contributions (Continued):

Annually, the Company may elect to make a discretionary contribution to the ESOP feature of the Plan. Participants who are actively employed on the last day of the Plan Year are eligible to share in the discretionary contribution.

Payment of benefits:

The vested balance in a participant’s account is payable upon death, retirement or disability in one lump sum or in equal installments over a period specified by the participant up to the maximum allowable. For other employment terminations, vested account balances not exceeding $5,000 are payable immediately in one lump sum. Balances exceeding $5,000 are payable in one lump sum or in installments, at the participant’s option.

Participant accounts:

Each participant’s account is credited with the participant’s contribution, the Company’s contributions and an allocation of Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Voting rights:

Due to the Company stock being “registration-type” class of securities, each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account and is notified by the trustee prior to the time that such rights are to be exercised. The trustee votes on any shares for which a participant has not communicated their vote and all unallocated shares on behalf of the collective best interest of the plan participants and beneficiaries.

Put option:

Under federal income tax regulations, the employer stock that is held by the Plan and its participants and is not readily tradable on an established market, or is subject to trading limitations includes a put option. The put option is a right to demand that the Company buy any shares of its stock distributed to participants for which there is no market. The put price is representative of the fair market value of the stock. The Company can pay for the purchase with interest over a period of five years. The purpose of the put option is to ensure that the participant has the ability to ultimately obtain cash.

NOTES TO FINANCIAL STATEMENTS

NOTE 2. PLAN DESCRIPTION (Continued)

Diversification:

Diversification of Company stock attributable to their ESOP is offered to participants close to retirement so that they may have the opportunity to move part of the value of their investment in the Company stock into investments which are more diversified. Participants who are at least age 55 with at least 10 years of participation in the Plan may elect to diversify a portion of their account. A participant may diversify up to 25 percent of the number of shares allocated to his or her account, less any shares previously diversified. In the final election year, the percentage changes to 50 percent. Participants who elect to diversify receive a cash distribution.

Participants’ investment options:

Participants must direct their salary deferral contributions to selected investments. Participants may change their investment options any time throughout the year via internet access to The Trust Company of Sterne, Agee & Leach, Inc.

The Company’s matching contributions are allocated to the participant’s selected investments as directed by the participant. The Company’s discretionary contributions to the ESOP feature of the Plan are invested in the Company’s common stock.

Vesting:

Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the employer matching and discretionary contributions is based on years of service with the Company. A participant is fully vested after five years of service.

Forfeitures:

Amounts of participants’ forfeited non-vested accounts resulting from termination of services shall be applied to reduce the Company’s matching contribution.

NOTE 3. INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated October 18, 2001, that the Plan is qualified and the trust established under the Plan is tax-exempt, under the appropriate sections of the code.

NOTES TO FINANCIAL STATEMENTS

NOTE 4. PLAN TERMINATION

Although they have not expressed any intent to do so, the Company has the right, under the Plan, to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, all participant accounts will become fully vested and non-forfeitable.

NOTE 5. ADMINISTRATIVE FUNCTIONS

Certain administrative functions are performed by officers or employees of Eufaula BancCorp, Inc. No such officer or employee receives compensation from the Plan. Certain other administrative expenses are paid directly by the Plan. The third party recordkeeper reported $4,489 of administrative expenses, but invoiced for a total of $33,688 during the 2001 Plan year; the difference was offset against investment income.

NOTE 6. INVESTMENTS

The following presents investments that represent 5% or more of the Plan’s net assets as of December 31, 2001 and 2000:

	2001			2000
	Allocated	Unallocated		Allocated	Unallocated
Eufaula BancCorp Common Stock	$431,561	$411,944	*	$236,333	$—
Accessor US Govt Money Market	146,506	—		—	—
American Century Ultra Advisor	89,826	—		—	—
Federated Equity Income Fund	355,375	—		—	—
Fidelity Advisor Equity Growth	69,285	—		51,013	—
Fidelity Contra Fund	—	—		146,365	—
Fidelity Magellan	—	—		151,733	—
Fidelity Growth and Income	—	—		209,689	—
SSI Money Market Fund	—	—		135,635	—
Eufaula BancCorp
Certificate of Deposit	—	—		68,883	—

	1,092,553	411,944		999,651	—
Other	178,197	5,459		38,825	—

	$1,270,750	$417,403		$1,038,476	$—

*	Nonparticipant-directed

NOTES TO FINANCIAL STATEMENTS

NOTE 6. INVESTMENTS (Continued)

For the year ended December 31, 2001, the Plan’s investments (including gains and losses on investments bought or sold, as well as held during the year) appreciated in value by $13,026 as follows:

Mutual Funds	$(89,564)
Common Stock	102,590

$13,026

NOTE 7. NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	December 31,
	2001	2000
Unallocated Eufaula BancCorp Common Stock:
Number of shares	34,690	—

Cost	$452,449	$—

Market	$411,944	$—

Year Ended
December 31, 2001
Changes in Net Assets:
Contributions	$132,370
Interest and dividends	4,129
Net depreciation	(40,505)
Interest expense	5,858
Administrative expenses	194

$102,046

NOTES TO FINANCIAL STATEMENTS

NOTE 8. LOAN PAYABLE

In 2001, the Plan entered into a $1,000,000 term loan agreement with a bank. The proceeds of the loan were used to purchase the Company’s common stock. Unallocated shares are collateral for the loan. The agreement provides for the loan to be repaid over eight years. The scheduled amortization of the loan for the next five years and thereafter is as follows: 2002 – $65,257; 2003 – $65,257; 2004 – $65,257; 2005 – $65,257; 2006 – $65,257; thereafter – $130,515. The loan bears interest at the prime rate of the lender less 1%. For 2001, the loan interest rate averaged 5.91%.

NOTE 9. RELATED-PARTY TRANSACTIONS

Plan investments are managed by The Trust Company of Sterne, Agee & Leach, Inc. The Trust Company of Sterne, Agee & Leach, Inc. is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for investment management services amounted to $4,489 for the year ended December 31, 2001.

NOTE 10. SUBSEQUENT EVENTS

On May 15, 2002, the stockholders of Eufaula BancCorp approved an amendment to the Restated Certificate of Incorporation of Eufaula BancCorp, Inc. to change the name of the company to CommerceSouth, Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

EUFAULA BANCCORP, INC. RETIREMENT PLAN

By:	/s/ DEBORAH M. WILTSE
Deborah M. Wiltse
Vice President and Chief Financial Officer

Date: June 2, 2003

EUFAULA BANCCORP, INC.

RETIREMENT PLAN

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

YEAR ENDED DECEMBER 31, 2001

Identity of Party	Description of Investment	Cost of Investments		Fair Value of Investments
Eufaula BancCorp, Inc.	Cash	$	*	$32,520
Eufaula BancCorp, Inc.	Eufaula BancCorp Common Stock		*	431,561
The Trust Company of Sterne, Agee & Leach, Inc.	Accessor Aggressive Growth		*	27,474
The Trust Company of Sterne, Agee & Leach, Inc.	Accessor Balanced Allocation		*	25,169
The Trust Company of Sterne, Agee & Leach, Inc.	Accessor Growth Allocation Fund		*	31,585
The Trust Company of Sterne, Agee & Leach, Inc.	Accessor Income & Growth Alloc.		*	2,540
The Trust Company of Sterne, Agee & Leach, Inc.	Accessor Income Allocation Fund		*	591
The Trust Company of Sterne, Agee & Leach, Inc.	Accessor US Govt Money Market		*	146,506
The Trust Company of Sterne, Agee & Leach, Inc.	Alliance Growth & Income Fund		*	21,888
The Trust Company of Sterne, Agee & Leach, Inc.	Alliance Technology Fund		*	7,759
The Trust Company of Sterne, Agee & Leach, Inc.	American Century Ultra Advisor		*	89,826
The Trust Company of Sterne, Agee & Leach, Inc.	Dreyfus Investment Grade Bond		*	2,651
The Trust Company of Sterne, Agee & Leach, Inc.	Eufaula BancCorp Liquidity		*	3,602
The Trust Company of Sterne, Agee & Leach, Inc.	Federated Equity Income Fund		*	355,375
The Trust Company of Sterne, Agee & Leach, Inc.	Fidelity Advisor Equity Growth		*	69,285
The Trust Company of Sterne, Agee & Leach, Inc.	Janus Advisor Agg Growth Fund		*	17,167
The Trust Company of Sterne, Agee & Leach, Inc.	Janus Advisor Worldwide Fund		*	5,251
Eufaula BancCorp, Inc.	Eufaula BancCorp Common Stock		452,449	411,944
Eufaula BancCorp, Inc.	Cash		5,459	5,459

			$457,908	$1,688,153

*	Cost not included; funds are participant directed

EUFAULA BANCCORP, INC.

RETIREMENT PLAN

SCHEDULE H, LINE 4J – SCHEDULE OF REPORTABLE TRANSACTIONS

YEAR ENDED DECEMBER 31, 2001

Identity of Party Involved	Description of Assets	Purchase Price	Sale Price
Category (iii) – A Series of Security Transactions in Excess of 5% of Plan Assets:
Eufaula BancCorp, Inc.	Eufaula BancCorp, Inc. Common Stock	$452,449	$—